Tasa Products Limited
    c/o Michel Maes
    14508 S.E. 51st
    Bellevue, WA  98006
    (425) 882-2206 day phone
    (425) 867-0865 fax


    August 16, 2005

    Mr. Larry Spirgel
    Assistant Director
    Division of Corporate Finance
    Mail Stop 0407
    United States Securities and Exchange Commission
    Washington D.C. 20549
    (202) 551-3810
    (202) 772-9205 fax



    Dear Mr. Spirgel:

    With respect to your letter dated April 25, 2005, and subsequent conversations with Mr. Ted Yu, please find the following amended responses attached to this letter:

    1.  Certification required by Rule 13a-14(a)

    2.  Certification required by Rule 13a-14(b)

    3.  Disclosure required by Item 307 of Regulation S-K

    4.  Disclosure required by Item 308 of Regulation S-K


    We will submit an amended Form 10-K for the year ending 12-31-05 and an amended 1st Qt Form 10-Q incorporating these additional amended certifications and disclosures.

    We do confirm that all future periodic reports will include these certifications and disclosures. The 2nd Qt Form 10-Q does incorporate these amended changes.

    We also acknowledge that:

    The company is resaponsible for the adequacy and accuracy of the disclosures in the filings;

    Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

    The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Thank you and your staff for your assistance in clarifying the issues that have been addressed in our responses.

    Very truly yours,


    Michel Maes
    Co-General Partner
    Tasa Products Limited

    Item 9:    Disagreements on Accounting and Financial Disclosure
               Matters

    TASA has no independent accountant at present, in accordance with Rule 3-11 of Regulation S-X


    Item 9A    Controls and Procedures


    The Partnership's disclosure controls and procedures are designed to ensure that information required to be disclosed in reports that are filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summerized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and proceedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management including its principal executive and principal financial officers, or persons performing similar functions (the General Partners), as appropriate to allow timely decisions regarding required disclosure.

    The General Partners have reviewed the effectiveness of the Partnership's disclosure controls and procedures as of the end of the period covered by this Form 10-K report and have concluded that the disclosure controls and procedures are effective.

    There were no changes in our internal control over financial reporting during the three months ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.



    9B   Other Information

    None

    Exhibit 31  Rule 13a-14(a) Certification


    Certifications


    I, Michel Maes, certify that:


    1. I have reviewed this 10-K of Tasa Products Limited;

    2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which the statements were made, not misleading with respect to the period covered by this report;

    3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

    4.The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrants internal control over financial reporting; and

    5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summerize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



    Date:



    /s/Michel Maes
    Co-General Partner

    I, James Steffey, certify that:


    1. I have reviewed this 10-K of Tasa Products Limited;

    2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which the statements were made, not misleading with respect to the period covered by this report;

    3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

    4.The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrants internal control over financial reporting; and


    5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summerize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



    Date:



    /s/James Steffey
    Co-General Partner

    Exhibit 32

    Certification Persuant to Section 906 of the Sarbanes-Oxley Act of
    2002

    (18 U.S.C. 1350)


    Persuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350) the undersigned General Partners of TASA Products Limited, a Washington limited partnership (the "Company"), do hereby certify, to the best of such General Partner's knowledge and belief, that:

    1. The Annual Report on Form 10-K for the year ended December 31, 2004 (the "Form 10-K) of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.



    /s/MICHEL E. MAES                       /s/JAMES R. STEFFEY
    Michel E. Maes                          James R. Steffey
    Co-General Partner                      Co-General Partner
    Date:                                   Date: